SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For December , 2019
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone (11) 3388 -8000 www.sabesp.com.br

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683 -1

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON NOVEMBER 26, 2019

DATE, TIME AND PLACE: November 26, 2019, at 11:00 a.m., at the headquarters of Companhia de Saneamento Básico do Estado de São Paulo (“Company”), at Rua Costa Carvalho, nº 300, Pinheiros, CEP 05429-000, in the city and state of São Paulo.

CALL NOTICE: The call notice was published in the business section (Caderno Empresarial) of the São Paulo State Official Gazette (Diário Oficial do Estado de São Paulo) on (i) October 26, 2019, (ii) October 30, 2019, and (iii) October 31, 2019, on pages 17, 20 and 21, and 13, respectively, and in Valor Econômico newspaper on (i) October 26, 27 and 28, 2019, (ii) October 29, 2019 and (iii) October 30, 2019, on pages B9, B7 and B9, respectively.

ATTENDANCE: Shareholders representing 76.36% of the Company’s total and voting capital stock, as per (i) the signatures in the Shareholder Attendance Book and (ii) the valid remote voting ballots received through the Central Depository of B3 S.A. – BRASIL, BOLSA, BALCÃO and the bookkeeping agent of Sabesp shares, pursuant to CVM regulations.

The following persons were in attendance: Lucas Navarro Prado, member of the Company’s Board of Directors, appointed to preside over the Meeting, pursuant to paragraph 2 of article 5 of the Bylaws; Prosecutor Cristiane Vieira Batista de Nazaré, of the State Attorney General Office; Angela Beatriz Airoldi, Manager of the Investor Information Department; Priscila Costa da Silva and John Emerson da Silva, Management Analysts of the Investor Information Department; Marialve de Sousa Martins, Management Analyst of the CEO’s Office; Ieda Nigro Nunes Chereim, lawyer of the Legal Superintendence; and Fernanda Cirne Montorfano Gibson and Thenard Figueiredo, lawyers of the Cescon Barrieu law firm.

PRESIDING BOARD: Chairman: Lucas Navarro Prado. Secretary: Marialve de Sousa Martins.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone (11) 3388 -8000 www.sabesp.com.br

DISCLOSURE: The Management Proposal and other pertinent documents were made available to shareholders at the Company's headquarters and on the websites of the Company, the CVM and B3.

AGENDA:

I. To elect members of the Fiscal Council to complete the remaining term of office until the 2020 Annual Shareholders’ Meeting, as follows: (i) one sitting member and his/her respective alternate appointed by the controlling shareholder; and (ii) separately, one alternate member appointed by minority shareholders.

II. To ratify the appointment of a member of the Company’s Board of Directors to complete the remaining term of office until the 2020 Annual Shareholders’ Meeting.

III. To resolve on the amendment to the Company’s Bylaws to change item XIX of article 14 to attribute to the Board of Directors the competence to authorize the issuance of promissory notes through a public distribution offering.

IV. To consolidate the Company’s Bylaws.

V. To rectify the annual overall compensation of Management and members of the Audit Committee and the Fiscal Council for fiscal year 2019 approved at the Company’s Extraordinary Shareholders’ Meeting held on 6/3/2019.

CLARIFICATIONS: The matters on the agenda were appreciated by the State Capital Defense Council – CODEC, as per Opinion 151/2019, of November 19, 2019, whose voting instructions were submitted by the representative of the São Paulo State Revenue Service.

RESOLUTIONS: After reading the consolidated voting map of the votes cast by means of remote voting ballots, available for consultation by the attending shareholders pursuant to paragraph 4 of article 21-W of CVM Instruction 481/2009, with abstentions and dissenting votes being recorded, the following resolutions were taken:

I. To elect members of the Fiscal Council to complete the remaining term of office until the 2020 Annual Shareholders’ Meeting, as follows: (i) one sitting member and his/her respective alternate appointed by the controlling shareholder; and (ii) separately, one alternate member appointed by minority shareholders, as follows:

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone (11) 3388 -8000 www.sabesp.com.br

Regarding item (I.i), the shareholders elected, by a majority vote, with 99.46% of votes for, represented by 519,126,302 shares; 0.02% of votes against, represented by 88,324 shares; and 0.52% abstentions, represented by 2,740,695 shares, Mr.  ÂNGELO LUIZ MOREIRA GROSSI, Brazilian, married, engineer, holder of identification document (RG) number 5.738.129 SSP/MG, inscribed in the register of individual taxpayers (CPF) under number 013.277.496-88 and domiciled at Av. do Estado, 777 – 6º andar, Bom Retiro, São Paulo/SP, CEP: 01142-300, as a sitting member of the Fiscal Council, and Ms. ANDRÉA MARTINS BOTARO, Brazilian, married, business administrator, holder of identification document (RG) number 33.190.866-9 SSP/SP, inscribed in the register of individual taxpayers (CPF) under number 311.366.598-11, domiciled at Av. Morumbi, 4500 – 1º andar, Morumbi, São Paulo/SP, CEP: 05650-000, as his respective alternate (both of whom are serving their first term of office), to complete the remaining term of office until the 2020 Annual Shareholders’ Meeting.

Regarding item (I.ii), the resolution was impaired, given that minority shareholders did not appoint any candidate to fill the vacant position of alternate member of the Fiscal Council previously held by Mr. Alexandre Pedercini Issa, representative of minority shareholders elected at a separate voting procedure at the Company’s Annual and Extraordinary Shareholders’ Meeting held on April 29, 2019.

Compliance with the necessary legal and statutory requirements, including those provided for in Federal Law 13,303/2016, was certified by the Eligibility and Counseling Committee, pursuant to article 31 of the Bylaws, which deals with the verification of the process of appointment of members for the Company's Fiscal Council, pursuant to CODEC Resolution 03/2018.

The newly elected members of the Fiscal Council will perform their duties until the next Annual Shareholders’ Meeting. The investiture in the position will observe the requirements, impediments and procedures set forth in the current regulations, which shall be verified upon investiture by the Company. The instruments of investiture (drawn up in the proper book) and the clearance statements will be signed and filed at the Company's headquarters. Compensation will be set based on CODEC’s guidelines, as resolved at a Shareholders’ Meeting. Regarding the declaration of assets, the applicable state regulations must be observed.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone (11) 3388 -8000 www.sabesp.com.br

II. To approve, by a majority vote, with 98.32% of votes for, represented by 513,188,661 shares; 1.15% of votes against, represented by 6,024,281 shares; and 0.53% abstentions, represented by 2,742,379 shares, the ratification of the appointment of Mr. WILSON NEWTON DE MELLO NETO, Brazilian, married, lawyer, holder of identification document (RG) number 18.943.369-3 SSP/SP, inscribed in the register of individual taxpayers (CPF) under number 145.540.608-29 and domiciled at Alameda Garibaldi, 374, Tamboré, Santana do Parnaíba, São Paulo, CEP: 06543-235, as a member of the Company’s Board of Directors, to complete the remaining term of office until the 2020 Annual Shareholders’ Meeting, pursuant to CODEC Opinion 137/2019.

The newly elected member of the Board of Directors will take office and perform his duties pursuant to the Company’s Bylaws and observing the requirements, impediments and procedures set forth in current regulations. Compensation will be set based on CODEC’s guidelines, as resolved at a Shareholders’ Meeting. Regarding the declaration of assets, the applicable state regulations must be observed.

In view of said resolutions, the Board of Directors will be composed by the following members: Chairman: Mario Engler Pinto Junior; Board members: Benedito Pinto Ferreira Braga Junior and Wilson Newton de Mello Neto; Independent Board Members: Francisco Vidal Luna, Reinaldo Guerreiro, Francisco Luiz Sibut Gomide, Lucas Navarro Prado, Ernesto Rubens Gelbcke and Luís Eduardo Alves de Assis (representative of minority shareholders).

III. To approve, by a majority vote, with 99.47% of votes for, represented by 519,163,225 shares; 0.01% of votes against, represented by 45,750 shares; and 0.52% abstentions, represented by 2,746,346 shares, the amendment to the Company’s Bylaws to change item XIX of article 14, which will be worded as follows:

“ARTICLE 14

Item XIX – to resolve on the issuance of simple debentures non-convertible into shares and without real security and other types of debentures, in accordance with the conditions mentioned in Paragraph 1, Article 59 of Federal Law 6,404/1976, as well as to resolve on the issuance of promissory notes through a public distribution offering.”

IV. To approve, by a majority vote, with 99.47% of votes for, represented by 519,200,317 shares; 0.01% of votes against, represented by 17,803 shares; and 0.52% abstentions, represented by 2,737,201 shares, the consolidation of the Company’s Bylaws, with the Bylaws of Companhia de Saneamento Básico do Estado de São Paulo – Sabesp being worded as per the SOLE EXHIBIT that is an integral part of these minutes.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone (11) 3388 -8000 www.sabesp.com.br

To approve, by a majority vote, with 99.35% of votes for, represented by 518,582,381 shares; 0.03% of votes against, represented by 151,053 shares; and 0.62% abstentions, represented by 3,221,887 shares,  the rectification of the annual overall compensation of Management and members of the Audit Committee and the Fiscal Council for fiscal year 2019 to up to R$6,926,391.06, considering the current composition of the statutory bodies, including fixed compensation and the other benefits in CODEC guidelines governing the matter, strictly in compliance with CODEC Resolutions 001/2018 and 001/2019, in addition to the corresponding payroll charges, ratifying the monthly individual management compensation of R$ 40,000.00 for Executive Officers; R$ 9,000.00 for members of the Board of Directors; R$ 15,000.00 for the Chairman of the Board of Directors; R$ 15,000.00 for the members of the Audit Committee and R$ 4,387.86 for members of the Fiscal Council.

These minutes will be drawn up in summary format and will be published omitting the signatures of attending shareholders, pursuant to article 130, paragraphs 1 and 2 of Law 6,404/6.

CLOSURE AND DRAWING UP OF THE MINUTES: In the absence of any other pronouncement, the Chairman declared the Extraordinary Shareholders’ Meeting closed. These minutes were drawn up, read, approved and signed by the Chairman, the Secretary and the attending shareholders, who constitute the majority required for resolutions.

DOCUMENTS FILED: The votes cast by shareholders were filed at the Company’s headquarters.

São Paulo, November 26, 2019.

Presiding Board: LUCAS NAVARRO PRADO, Chairman. MARIALVE DE S. MARTINS, Secretary. Attending shareholders: BRUNO LOPES MEGNA (representative of the São Paulo State Revenue Service), JOSÉ DONIZETTI DE OLIVEIRA (representative of The Bank Of New York Mellon), ANDERSON CARLOS KOCH (representative of Banco BNP Paribas Brasil S. A.), ABERDEEN STANDARD SICAV I -DIVERSIFIED INCOME FUND, HSBC POOLED INVESTMENT FUND - HSBC POOLED GLOBAL EQUITY FUND, JANUS HENDERSON EMERGING MARKETS MANAGED VOLATILITY FUND, SMART BETA LOW VOLATILITY GLOBAL EQUITY INCOME FUND, STICHTING JURIDISCH EIGENAAR ACTIAM BELEGGINGSFONDSEN, THE NEW ZEALAND GUARDIAN TRUST COMPANY LIMITED IN ITS CAPACITY AS TRUSTEE OF THE BNZ WHOLESALE INTERNATIONAL EQUITIES (INDEX) FUND, ANDERSON CARLOS KOCH (representative of Banco BRADESCO S. A.), BEST INVESTMENT CORPORATION, ANDERSON CARLOS KOCH (representative of Itaú Unibanco S.A.), ABS DIRECT EQUITY FUND LLC, AMUNDI FUNDS, FIDELITY FUNDS SICAV, FIDELITY UCITS II ICAV / FIDELITY M, STICHTING PENSIOENFONDS PGB, ANDERSON CARLOS KOCH (representative of Itaú Unibanco S.A - ANBID 34) LONG BIAS MULTIMERCADO FI, ANDERSON CARLOS KOCH, (representative of J. P. MORGAN S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS), NEW SOUTH WALES TREASURY CORPORATION AS TRUSTEE FOR THE TCORPIM EMERGING MARKET SHARE FUND.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone (11) 3388 -8000 www.sabesp.com.br

São Paulo, November 26, 2019.

This is a free English translation of the minutes drawn up in the Company’s Book of Minutes of Shareholders’ Meetings.

LUCAS NAVARRO PRADO
Chairman
MARIALVE de SOUSA MARTINS Secretary

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone (11) 3388 -8000 www.sabesp.com.br

SOLE EXHIBIT

BYLAWS

CHAPTER I

 NAME, HEADQUARTERS, PURPOSE AND TERM

ARTICLE 1 - The joint stock company called Companhia de Saneamento Básico do Estado de São Paulo – SABESP is an constituent part of the indirect management of the State of São Paulo, being ruled by these Bylaws, by Federal Laws 6,404, of December 15, 1976, and 13,303, of June 30, 2016, and other applicable legal provisions.

Paragraph 1 – With the company’s listing on the Novo Mercado special segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), the Company, its shareholders, including the controlling shareholder, managers and members of the fiscal committee are subject to the provisions of the Novo Mercado Listing Rules of B3 (“Novo Mercado Rules”).

Paragraph 2 - The Company shall exist for an indefinite term.

Paragraph 3 - The Company’s headquarters are located at Rua Costa Carvalho, 300, in the capital of the state of São Paulo.

Paragraph 4 – Whenever necessary to achieve the corporate purpose and in view of its operation area, the Company may open, institute, maintain, transfer or close down branches, facilities, agencies, offices, main branches, representation or yet designate representatives, in respect to the legal provisions and regulations.

ARTICLE 2 – The Company’s main corporate purpose is to render basic sanitation services in view of its universal service in the state of São Paulo, without losing long-term financial sustainability, comprising the following activities: water supply, sanitary sewage, drainage and handling of urban rain water, urban cleaning and handling of solid waste, in addition to other related activities, including the planning, operation and maintenance of production systems, storage, preservation and trading of energy, to itself or third parties and trading of services, products, benefits and rights that, direct or indirectly, result from its assets, projects and activities, and it may also operate as a subsidiary anywhere in the country or abroad providing the services mentioned above.

Sole Paragraph – In order to carry out the corporate purpose, the Company may constitute wholly-owned subsidiaries, have a stake in investment funds and enter into a joint venture with, by any mean, other public or private corporations, including upon the acquisition of consortium or subscription of a minority or majority installment of the capital stock.

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE 3 –The capital stock is fifteen billion reais (R$15,000,000,000.00), fully subscribed and paid-up, divided in six hundred and eighty-three million, five hundred and nine thousand, eight hundred and sixty-nine (683,509,869) exclusively one-class common shares, all registered, book-entry and with no par value.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone (11) 3388 -8000 www.sabesp.com.br

Paragraph 1 – The issuance of founder’s shares and preferred shares is forbidden.

Paragraph 2 – The Company may directly charge the shareholder the cost for the share transferring service, in view of the maximum limits established by the legislation in force, as well as authorize the very collection per trustee in charge of the maintenance of book-entry shares.

ARTICLE 4 – Each common share is entitled to one vote at the Shareholders’ General Meeting’s resolutions.

CHAPTER III

SHAREHOLDERS’ GENERAL MEETING

ARTICLE 5 – The Shareholders’ General Meeting shall be called, instated and shall resolve, pursuant to the law, on all matters of the Company’s interest.

Paragraph 1 – The Shareholders’ General Meeting shall also be called by the Chairman of the Board of Directors or by the majority of acting board members.

Paragraph 2 – The Shareholders’ General Meeting shall be chaired by the Chairman of the Board of Directors or, in case of absence, by any other attending member; the Chairman of the Board of Directors is responsible for appointing the member who shall replace him at presiding the Shareholders’ General Meeting.

Paragraph 3 – The chairman of the general meeting will choose, among the attendees, one or more secretaries, being allowed the use of own advisement in the company.

Paragraph 4 – The minutes of the general meeting shall be drawn up in the summary format, as provided for in article 130, paragraph 1, of the Federal Law 6,404/76.

Paragraph 5 – All documents to be analyzed or discussed at the general meeting must be available to the shareholders at the Company’s headquarters and at B3, at least one (1) month before the meeting.

Paragraph 6 – The proof of the conditions of shareholder may occur at any moment until the start of the Shareholders’ General Meeting, by means of the presentation of the identity document, the receipt issued by the depositary financial institution of the book-entry shares informing the respective number and, in the event of constitution of an attorney-in-fact, of the competent power of attorney with the notarized signature and granted for less than one year.

CHAPTER IV

MANAGEMENT OF THE COMPANY

ARTICLE 6 – The Company may be managed by the Board of Directors and by the executive board.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone (11) 3388 -8000 www.sabesp.com.br

CHAPTER V

BOARD OF DIRECTORS

ARTICLE 7 – The board of directors is the joint resolution committee responsible for the superior guidance of the company.

Members, investiture and term of office

ARTICLE 8 – The Board of Directors shall be composed of a minimum of seven (7) and maximum of eleven (11) members, elected and removed from office by the General Meeting, all with a two (2)-year unified term of office as from the election date, allowing, at most, three (3) consecutive reappointments.

Paragraph 1 - Upon reaching the limit of reelections referred to in the head of this article, the member’s return to the Board of Directors may only occur after a period of two (2) years.

Paragraph 2 – The Company’s CEO shall integrate the Board of Directors, while holding such position.

Paragraph 3 – It will be incumbent upon the Shareholders’ General Meeting electing the Board of Directors to establish the total number of positions to be filled, within the maximum limit provided for in these Bylaws, and to appoint its Chairman, who cannot be the Company’s CEO that is also elected a board member.

Paragraph 4 – The controlling shareholder will be entitled to elect the majority of its members, pursuant to item “a” of Article 116, of Federal Law 6,404/1976.

Paragraph 5 – The minimum availability required from the Chairman of the Board of Directors shall correspond to thirty (30) hours per month.

Representative of the employees

ARTICLE 9 – The participation of one (1) representative of the employees in the Company’s Board of Directors, with the same term of office as the other members, is ensured.

Paragraph 1 – The representative member of the employees shall be chosen by the employees’ votes in a direct election, with prohibited automatic reappointment, with the administrative cooperation of the Company whenever requested.

Paragraph 2 – The Internal Regulation of the Board of Directors may set forth the eligibility requirements and other conditions for the exercise as the employees’ representative, in addition to the requirements and prohibitions of Article 17, of Federal Law 13,303/2016.

Representative of the Minority Shareholders

ARTICLE 10 – The participation of a representative of the minority shareholders in the Company’s Board of Directors, with the same term of office as the other members, is ensured, pursuant to Article 239 of Federal Law 6,404/1976, and of Article 19, of Federal Law 13,303/2016.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone (11) 3388 -8000 www.sabesp.com.br

Independent Members

ARTICLE 11 – The Board of Directors will have the participation of at least two (2) or twenty-five (25%) percent of independent members, pursuant to the provisions of Article 22 of Federal Law 13,303/2016 and as established in the Novo Mercado Rules, and the characterization of the nominees for membership for the Board of Directors as an independent member shall be established by the Shareholders’s General Meeting that elects them

Paragraph 1 – The member elected by the minority shareholders through separate vote, will also be considered independent, pursuant to Article 141, Paragraphs 4 and 5 and Article 239 of Federal Law 6,404/1976, and Article 22, Paragraph 4, of Federal Law 13,303/2016.

Paragraph 2 – In case the application of the minimum percentage referred in the caput results in a fraction number of board members, such number shall be rounded to the immediately higher number.

Vacancy and replacements

ARTICLE 12 – In the event of vacancy in any position of the member of the Board of Directors before the end of the term of office, the Board of Directors itself may resolve on the choice of the substitute to complete the term of office of the replaced person and the resolution will be subject to the subsequent approval by the next Shareholders’ General Meeting.

Sole Paragraph – In the event of vacancy in the position of the Board member representative of the employees, the member shall be replaced by another representative of the employees, pursuant to Paragraphs 1 and 2 of Article 9 of these Bylaws.

Operation

ARTICLE 13 – The Board of Directors will meet, on an ordinary basis, once a month and, on an extraordinary basis, whenever necessary to the Company’s interests.

Paragraph 1 – The Board of Directors’ meetings shall be called by its Chairman, or by the majority of acting Board members, upon writing or electronic correspondence to all Board members and also to the State, by means of the CODEC, in, at least, ten (10) days in advance and the call notice must include the date, time and matters of the agenda.

Paragraph 2 – The Chairman of the Board of Directors shall supervise so that the Board members individually receive, with the due antecedence in relation to the date of the meeting, the documentation with the necessary information to allow the discussion and resolution of the agenda.

Paragraph 3 – The Board of Directors’ meetings shall be instated upon the attendance of the majority of its acting Members, being the Chairman incumbent of presiding the activities or, in his absence, another Board member appointed by him.

Paragraph 4 – The Chairman of the Board of Directors, at his own initiative or at the request of any Board member, may convene the Company’s executive officers to attend the meetings and provide clarifications or information on the matters to be resolved on. The requests must be addressed to the Company's CEO, and the call notice must include the date, time and matters of the agenda.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone (11) 3388 -8000 www.sabesp.com.br

Paragraph 5 – The matters submitted to the appraisal of the Board of Directors shall be instructed with the approved proposal of the executive board or of the competent bodies of the Company, and with the legal opinion, whenever necessary for the examination of the matter.

Paragraph 6 – The annual or extraordinary meeting shall be held in person and may, if so resolved by the Chairman of the Board of Directors or by the majority of the acting Board members, be held by means of teleconference, videoconference or other qualified means of will manifestation of the absent Board member, whose vote will be considered valid for all effects, without adverse effects to the subsequent drawing up and execution of the respective minutes.

Paragraph 7 – The Board of Directors shall resolve by majority of votes of the attending members of the meeting, prevailing, in case of tie, the proposal that counts on the vote of the Board member presiding the activities.

Paragraph 8 – The meetings of the board of directors will have as secretary whoever their chairman appoints and all resolutions will be recorded in minutes drawn up and registered  in the proper book, and a copy of them must immediately be included in the SIEDESC.

Paragraph 9 – The extract of the minutes shall be filed in the trade board and published, whenever it has resolutions destined to produce effects before third parties.

Duties

ARTICLE 14 – In addition to the duties set forth by law, the Board of Directors is also responsible for:

     I.       to approve the strategic planning, including the updated long-term strategy with analysis of risks and opportunities for at least the next five (5) years, the action guidelines, the result targets and the performance evaluation indexes;

   II.       to approve the business plan for the next fiscal year, the annual and multi-year programs, with indication of the respective projects;

  III.       to approve the budgets of expenditures and investments of the Company, with indication of the sources and uses of funds;

  IV.       to express its opinion on the management’ report and on the accounts of the executive board, pursuant to Article 142, item V, of Federal Law 6,404/1976;

    V.       to promote annually the analysis of the fulfillment of targets and results in the execution of the business plan of item II and the long-term strategy of item I of this Article, and shall publish its conclusions and inform them to the Legislative Assembly and the Audit Court of the State, excluding strategic information from this obligation, whose disclosure may prove to be detrimental to the interest of the Company;

  VI.       to prepare the policy of distribution of dividends, considering the public interest that justified the creation of the Company, submitting it to the Shareholders’ General Meeting;

 VII.       to assess and approve the following institutional policies:

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone (11) 3388 -8000 www.sabesp.com.br

a) disclosure of material information;

b) trading with securities;

c) appointment of members of the Board of Directors, advisory committees, executive office and of the fiscal committee;

d) internal audit;

e) compliance;

f) corporate risk management;

g) compensation; and

h) establish spokesperson policy;

VIII.       to annually approve and review the preparation and disclosure of the policy on transactions with related parties;

  IX.       to resolve on the personnel policy, including the determination of the staff, plan of positions and salaries, general collective negotiation conditions, opening of a competitive civil-service examination to fill positions vacant and Profit Sharing Program;

    X.       to resolve on the policy of prices and tariffs of goods and services rendered by the Company, respecting the regulatory framework of the respective sector;

  XI.       to evaluate the Company's Officers, pursuant to item III, of Article 13, of Federal Law 13,303/2016, and may rely on methodological and procedural support from the Eligibility and Advisory Committee;

 XII.       to supervise the execution of the plans, programs, projects and budgets;

XIII.       to inspect the compliance with the specific targets and results to be achieved, undertaken by the members of the executive board upon their investiture;

XIV.       to establish the drafting of the annual governance letter and endorse it;

 XV.       to define goals and priorities of public policies compatible with the company’s operation area and its corporate purpose;

XVI.       to authorize, the opening, installation and extinguishment of branches, facilities, agencies, main branches, offices and representations;

XVII.       resolve on the capital stock increase within the limit authorized by these Bylaws, establishing the respective subscription and payment conditions;

XVIII.     to establish the maximum indebtedness limit of the company;

XIX.       resolve on the issuance of common debentures non-convertible into shares and without real security and, the other types of debentures, on the conditions mentioned in Paragraph 1, Article 59 of Federal Law 6,404/1976, as well as resolve on the issuance of a promissory notes for public distribution offerings;

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone (11) 3388 -8000 www.sabesp.com.br

 XX.       to resolve on the declaration of interest on own capital and/or distribution of dividends due to the result for the current year, for the year ended or profit reserve, without adverse effects to the subsequent ratification of the general meeting;

XXI.       to propose to the Shareholders’ General Meeting the payment of interest on equity or the distribution of dividends due to the result of the fiscal year concluded;

XXII.       to previously authorize the execution of any legal businesses wh. en the amount involved exceeds seventy million reais (R$70,000,000.00), including the acquisition, sale or encumbrance of assets, the obtainment of loans and financings, the assumption of obligations in general and also the association with other legal entities;

XXIII.     to authorize the incorporation of a wholly-owned subsidiary or the interest in the capital of other companies, except the competence of the Shareholders’ General Meeting provided for in article 256 of Law 6,404/1976, as well as establish the overall guidance to be followed by this subsidiary/company;

XXIV.     to approve the hiring of civil liability insurance in favor of the members of the statutory bodies, employees, agents and mandatories of the Company;

XXV.     to grant licenses to officers, in compliance with the pertinent regulation;

XXVI.     to approve its Internal Regulations, which clearly defines its responsibilities and duties and prevents situations of conflict with the executive board, notably with the CEO, in addition to approving the internal regulation of the executive board and of the audit committee; and any other statutory committee, pursuant to article 160 of Federal Law 6,404/1976;

XXVII.       authorize the company to buy back its own shares, under the current legislation and previously hearing the fiscal committee

XXVIII.     to previously express itself about any proposal of the executive board or issues to be submitted to the Shareholders’ General Meeting;

XXIX.     to call the examination of any issues comprised in the competence of the executive board and issue a binding guidance on it;

XXX.     to discuss, approve, and monitor decisions involving practices of corporate governance, stakeholder relationships, people management policies, integrity program, Code of Conduct and Integrity of agents;

XXXI.     to appoint a statutory Officer who will lead the area of compliance and risk management, bound to the CEO;

XXXII.   to maintain direct contact with the Compliance Area in situations where the members of the Board of Directors are suspected of being involved in irregularities or when the CEO does not meet the obligation to adopt the necessary measures in relation to the situation reported to him, to take the appropriate measures;

XXXIII.   to approve the Code of Conduct and Integrity, to be prepared and disclosed by the Company, in compliance with the guidelines established by CODEC;

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone (11) 3388 -8000 www.sabesp.com.br

XXXIV.   to supervise the institution of a prior consultation mechanism to resolve doubts on the application of the Code of Conduct and Integrity, which will be available on the website, providing the ethical standards expected from the management, members of the fiscal committee, members of the statutory committees, employees, agents and third-parties hired;

 XXXV.   to implement and supervise the risk management and internal control systems established for the prevention and mitigation of the main risks to which the Company is exposed, including risks related to the integrity of the accounting and financial information and those related to corruption and fraud;

XXXVI.   to develop and inform a substantiated opinion on any public offer for the acquisition of shares which has  the Company's shares within fifteen (15) days as of the publication of the call notice for the respective public offer, on which shall notify, at least: (i) the convenience and the appropriateness of the public offer as to the interest of group of its shareholders, including  with regard to the price and potential impacts to the liquidity of their securities; (ii) the strategic plans revealed by offeror in relation to the company; (iii)  with respect to alternatives of the public offerings acceptance available in the market. The Opinion must include the substantiated opinion favorable or contrary to the acceptance of the public offer and warn that the responsibility lies on each shareholder for the final decision on the referred acceptance.

 XXXVII.             to promote the annual disclosure of the integrated or sustainability report;

XXXVIII.             to disclose and encourage the use of the institutional whistleblower channel;

XXXIX.   to approve the proposal to increase the expenditure limit for advertising and sponsorship prepared by the joint executive board, pursuant to the provisions of Article 93, Paragraph 2, of Federal Law 13,303/2016; and

  XL.       to elect and remove members of the executive board and of the audit committee.

CHAPTER VI

EXECUTIVE BOARD

Members and Term

ARTICLE 15 – The executive board shall be composed of six (6) members, with CEO, Corporate Management Officer, Chief Financial Officer and Investor Relations Officer, Technology, Enterprises and Environment Officer, Metropolitan Officer and Regional Systems Officer, with their respective duties set forth herein, all with a two (2) year unified term of office and with three (3) consecutive reelections allowed.

Sole Paragraph – The officers must undertake to commit with their specific targets and results to be invested in their positions in the executive board.

Vacancy and replacements

ARTICLE 16 – In the absences or temporary impediments of any Officer, the CEO shall appoint another member of the executive board to cumulate the functions.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone (11) 3388 -8000 www.sabesp.com.br

Sole paragraph – In his absences and temporary impediments, the CEO will be replaced by the Officer appointed by him and, if there is no appointment, by the Officer responsible for the financial area.

ARTICLE 17 - In case of vacancy, and until a replacement is elected, the CEO shall be replaced by the Officer responsible for the financial area.

Operation

ARTICLE 18 – The executive board will meet, on an ordinary basis, at least twice (2) a month and, on an extraordinary basis, by call of the CEO or of other two Officers.

Paragraph 1 – The meetings of the executive board will be instated with the attendance of at least half of the acting Officers, considering approved the matter with the agreement of the majority of the attendees; in the event of a tie, the proposal with the vote of the CEO will prevail.

Paragraph 2 – The resolutions of the executive board will be recorded in minutes drawn up in the company’s records and signed by all attending Officers.

Paragraph 3 – The CEO may, in the call for the meeting, allow the participation of the officers by telephone, videoconference, or other means of communication which may ensure the effective participation and the authenticity of their vote; the officer who virtually participates in the meeting will be considered present and his vote will be valid for all legal effects, without adverse effects to the subsequent drawing up and signature of the respective minutes.

Duties

ARTICLE 19 – In addition to the duties set forth by Law, it is incumbent upon the joint executive board:

I.    To prepare and submit to the approval of the Board of Directors:

a)     the proposal for the strategic planning, including the updated long-term strategy with analysis of risks and opportunities for at least the next five (5) years, the action guidelines, the result targets and the performance evaluation indexes;

b)     the proposal for the business plan for the next fiscal year, the annual and multi-year programs, with indication of the respective projects;

c)     the Company’s annual budget for expenditures and investments, with the indication of the sources and uses of funds, as well as their changes;

d)     the evaluation of the performance result of the Company’s activities;

e)     the Company’s quarterly reports jointly with the balance sheets and other financial statements;

f)     annually, the draft of the management report together with the balance sheets and other financial statements and respective notes, with the report of independent auditors and the proposal of allocation of the income for the year;

g)     the interim balance sheets, quarterly;

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone (11) 3388 -8000 www.sabesp.com.br

h)     the Internal Regulation of the executive board;

i)      proposal of capital increase and of amendment to the bylaws, listening to the fiscal council, when the case may be;

j)     the proposal for the personnel policy; and

k)     the proposal to increase the expenditure limit for advertising and sponsorship, pursuant to the provisions of Article 93, Paragraph 2, of Federal Law 13,303/2016.

   II.       Approve:

a)     the technical-economic evaluation criteria for investment projects, with the respective responsibility delegation plans for their execution and implementation;

b)     the chart of accounts;

c)     the Company’s annual insurance plan;

d)     residually, within the statutory limits, everything related to the company’s activities which is not of private competence of the CEO, of the Board of Directors or of the Shareholders’ General Meeting; and

e)     the Code of Conduct and Integrity of the Company;

  III.       Authorize, subject to the limits and guidelines established by law, by these Bylaws and by the Board of Directors:

a)     acts of resignation or judicial or extrajudicial transaction, to end litigations or holdovers, establishing limits of amounts for the delegation of the practice of these acts by the CEO or any other Officer; and

b)     the execution of any legal businesses when the amount involved exceeds ten million reais (R$10,000,000.00), without adverse effects to the competence attributed by the Bylaws to the Board of Directors, including the acquisition, sale or encumbrance of assets, the obtainment of loans and financings, the assumption of obligations in general and also the association with other legal entities.

ARTICLE 20 – The Internal Regulation of the executive board may show in detail the individual attributions of each officer, as well as to subject the practice of certain acts comprised in the specific competence areas to the previous authorization of the joint executive board.

Paragraph 1. The area of audit and the area of  compliance and corporate risk management will be administratively connected to the CEO.

Paragraph 2. The CEO is responsible for:

            I.       representing the Company, as plaintiff or defendant, in or out of court, and may initial summons and notifications, pursuant to Article 19 of these Bylaws;

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone (11) 3388 -8000 www.sabesp.com.br

           II.       institutionally representing the Company in its relations with public authorities, private entities and third parties in general;

          III.       convening and chairing the meetings of the executive board;

          IV.       coordinating the activities of the executive board;

           V.       issuing acts and resolutions that are related to or resulting from the executive board’s resolutions;

          VI.       coordinating the Company’s ordinary management, including the implementation of policies and the execution of resolutions taken by the Shareholders’ General Meeting, Board of Directors and joint executive board;

         VII.       coordinating the activities of the other Officers;

       VIII.       promoting the organizational and functional structuring of the Company;

          IX.       issuing the normative instructions that govern the activities of the Company’s different areas;

           X.       coordinating, evaluating and controlling functions relating to:

a)   the CEO’s office;

b)   the joint business plan, management and organization;

c)    Communication;

d)   regulatory affairs;

e)   ombudsman; and

f)    quality.

Paragraph 3. The Corporate Management Officer is responsible for:

          I.  commercial processes and customer relationship

        II.  human resources and social responsibility;

       III.  information technology;

       IV.  property;

         V.  legal affairs; and

       VI.  supplies and contracts.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone (11) 3388 -8000 www.sabesp.com.br

Paragraph 4. The Chief Financial Officer and Investor Relations Officer is responsible for:

          I.  planning, raising and allocating financial resources

        II.  controllership;

       III.  accounting;

       IV.  investor relations;

         V.  operations in the capital markets and other financial operations;

       VI.  indebtedness control;

      VII.  corporate governance; and

     VIII.  costs and tariffs;

Paragraph 5. The Technology, Enterprises and Environment Officer is responsible for:

          I.  environment;

        II.  research, innovation, technological and operational development;

       III.  quality control of water and sewage products;

       IV.  special investment program;

         V.  special projects; and

       VI.  new business.

Paragraph 6. The Metropolitan Officer, in the metropolitan area of São Paulo and part of Bragantina region, and the Regional Systems Officer, in the other areas of the Company’s operation in the State of São Paulo, are responsible for:

          I.  operation, maintenance and execution of Works and services in the system of water Supply, sewage collection and treatment, including in wholesale;

        II.  commercial relations and customer service;

       III.  control of the economic-financial and operational performance of its business units;

       IV.  advisory to autonomous municipalities of water supply and sanitary sewage systems;

         V.  negotiation of contracts for the provision of public services of water supply and sewage services in the municipalities; and

       VI.  negotiation with the community and city halls, aiming at aligning the interests of its clients and of the company.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone (11) 3388 -8000 www.sabesp.com.br

Representation of the Company

ARTICLE 21 - The Company undertakes obligations before third parties:

     I.       with the signature of two Executive Officers, one necessarily being the CEO or the Officer in charge for the financial area;

   II.       with the signature of one Officer and one proxy, according to the powers in the respective power-of-attorney;

  III.       with the signature of two proxies, according to the powers in the respective power-of-attorneys;

  IV.       with the signature of one proxy, according to the powers in the respective power-of-attorneys, in this case exclusively to carry out specific acts.

Sole paragraph – The powers of attorney may be granted through a public or private instrument, including by electronic means, with a determined term, and will specify the powers granted; only the powers of attorney for the forum in general shall have an undetermined term.

CHAPTER VII

FISCAL COMMITTEE

ARTICLE 22 – The Company shall have a permanent fiscal committee, with the competences and duties provided for by the law.

ARTICLE 23 – The fiscal committee shall be composed of at least three (3) and at most five (5) sitting members, and the same number of deputies, annually elected by the Shareholders’ General Meeting and with two (2) consecutive reelections allowed.

Sole Paragraph – In the event of vacancy or impediment of the sitting member, the deputy will assume.

ARTICLE 24 – The fiscal committee will meet, on an ordinary basis, once a month and, on an extraordinary basis, whenever called by any of its member or by the executive board, drawing up the minutes in the Company’s records.

Representative of the Minority Shareholders

ARTICLE 25 – The participation of a representative of the minority shareholders in the Company’s Fiscal Council, and the respective deputy, is ensured, pursuant to Article 240 of Federal Law 6,404/1976.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone (11) 3388 -8000 www.sabesp.com.br

CHAPTER VIII

AUDIT COMMITTEE

ARTICLE 26 - The Company shall have an audit committee, an advisory body bound to the Board of Directors, composed of three (3) members of the Board of Directors, who shall cumulatively comply with the requirements of independence, technical expertise, and availability of time.

Paragraph 1 – All members of the audit committee shall comply with the Independence requirements provided for in the applicable legislation, without prejudice to any allowed exoneration.

Paragraph 2 – The minimum conditions established by law, in particular § 1, of Article 25, of Federal Law 13,303/2016, must be observed to become a member of the audit committee.

Paragraph 3 - The members of the audit committee shall have sufficient technical knowledge in accounting and financial matters and at least one (1) member must have a proven experience with the internationally-accepted accounting standards, analysis, preparation and evaluation of financial statements and knowledge of internal controls and policies for disclosing information to the market, who will be responsible for coordinating these matters.

Paragraph 4 – The minimum availability required from each member of the audit committee shall correspond to thirty (30) hours per month.

ARTICLE 27 - The audit committee’s members may be simultaneously designated with their appointment to the board of directors, or by later resolution of the board of directors itself.

Paragraph 1 – The audit committee’s members shall exercise their function for the same period as the respective term of office of the Board of Director’s member, or until otherwise resolved by the Shareholders’ General Meeting or the board of directors itself.

Paragraph 2 – Having exercised a term of office for any period, the members of the audit committee may only rejoin such body, of the same Company, after at least three (3) years of the end of the term of office.

ARTICLE 28 - In addition to the provisions of the law, the audit committee is responsible for:

     I.       recommending the choice of the person responsible for the internal audit appointed by the joint executive board, propose their approval and dismissal to the board of directors and supervise the performance of the respective activities;

   II.       approving the Company's Code of Conduct and Integrity and periodically evaluating the compliance with its business practices, including the commitment of the Management to disseminate the integrity culture and the valorization of ethical behavior;

  III.       monitoring the evaluating procedures of a violation of the Code of Conduct and Integrity, as well as the events registered in the Whistleblower Channel;

  IV.       receiving and handling denunciations and complaints from third parties on issues related to accounting, internal accounting controls and audit;

    V.       evaluating the guidelines of the hiring process of an independent audit company, as well as other conditions for service provision, recommending the hiring to the board of directors;

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone (11) 3388 -8000 www.sabesp.com.br

  VI.       commenting on the hiring and dismissal of the independent auditors;

 VII.       expressing prior opinion on the hiring of other services from the independent audit company, or companies related thereto, that are not comprised in audit typical activities;

VIII.       expressing its opinion, at any time, about the performance of the accounting and internal audit departments, proposing to the executive board the measures that it deems appropriate;

  IX.       dealing directly with the internal audit department and the independent auditors, following up on the respective work, together with the Chief Financial Office and Investor Relations Office;

    X.       analyzing the internal audit’s and the independent auditors’ reports before they are submitted to the board of directors;

  XI.       ensuring that the material resources made available to the internal audit are adequate;

 XII.       monitoring, evaluating, and analyzing the preparation of the quarterly, interim and annual financial statements, seeking to ensure their integrity and quality, informing the board of directors when necessary;

XIII.       constantly evaluating the accounting practices, the internal controls and processes adopted by the Company, seeking to identify critical issues, financial risks and potential contingencies, and proposing such improvements as they deem necessary;

XIV.       requesting the hiring of specialized services to support the audit committee’s activities, whose remuneration shall be supported by the Company, within its annual approved budget;

 XV.       evaluating the reasonableness of the parameters on which the actuarial calculations are based, as well as the actuarial result of the supplementary pension plans maintained by Sabesp Social Security Foundation– Sabesprev (Fundação Sabesp de Seguridade Social – Sabesprev);

XVI.       Follow the activities of the internal audit, compliance and of the Company’s internal controls;

XVII.       Assess and monitor the Company’s risk exposure;

XVIII.     Evaluate, monitor and recommend to the Management the correction or improvement of the Company’s internal policies, including transactions with related parties; and

XIX.       Have means to receive and deal with information about the unfulfilment of legal and normative provisions applicable to the Company, besides regulations and internal codes, including with provision of specific procedures for the protection of the provider and the confidentiality of the information.

Paragraph 1 – Resolutions of the audit committee shall made by the majority of its members, without prejudice to the right of its members to individually request information and examine Company’s books, documents and papers.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone (11) 3388 -8000 www.sabesp.com.br

Paragraph 2 – Reports made by the internal audit department shall always be submitted to the executive board and the audit committee’s members.

ARTICLE 29 – The audit committee shall draft its Internal Regulations, and submit them to board of directors’ approval.

Sole Paragraph – The Internal Regulations may expand the powers of the audit committee, and shall also provide for the duties of the coordinator, the holding of periodic meetings, the form of registration of its opinions and resolutions, in addition to other issues deemed appropriate to the good development the work.

ARTICLE 30 - The audit committee shall have operating autonomy and its own annual budget approved by the board of directors, as set forth by Law and by the Novo Mercado Rules.

CHAPTER IX

ELIGIBILITY AND ADVISORY COMMITTEE

ARTICLE 31 – The Company shall have an Eligibility and Advisory Committee, responsible for supervising the process of appointment and evaluation of Officers and members of the fiscal committee, in compliance with the provisions of Article 10 of Federal Law 13,303/2016.

Paragraph 1 – The Committee shall:

          I.  issue a conclusive statement, to assist the shareholders in the appointment of Officers and members of the fiscal committee, regarding the compliance with the requirements and the absence of prohibitions for the respective elections;

        II.  verify the compliance of the evaluation process of the members of the Management and of the fiscal committee;

       III.  resolve, by majority vote, recorded in the minutes, which shall be drawn up as a summary of the facts, including dissents and protests, and only include the transcript of the resolutions taken;

       IV.  express an opinion, within seven (7) days from the date of receipt of the registration forms and supporting documentation of the nominees, submitted by CODEC, otherwise the omission will be notified to the board of directors and competent government bodies; and

         V.  provide methodological and procedural support so that the board of directors may evaluate the performance of Officers and other members of statutory committees.

Paragraph 2 – In case of urgency, the Committee shall optionally meet by virtual means, issuing its resolution to enable the necessary procedures in due time.

Paragraph 3 – After the committee expresses an opinion, a copy shall be submitted by the company to CODEC, for the due measures.

Paragraph 4 – The originals of the registration forms and supporting documents examined must be kept on file by the Company.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone (11) 3388 -8000 www.sabesp.com.br

ARTICLE 32 – The management bodies may also submit to the Committee a request for strategic advice to meet the public interest that justified the creation of the Company, pursuant to Article 160 of Federal Law 6,404/1976.

ARTICLE 33 – The Committee shall be composed of up to three (3) members, elected and dismissed by a Shareholders’ General Meeting, who may attend the meetings of the board of directors, in matters related to the duties of said Committee, with the right to speak but not to vote.

Sole Paragraph – The members of the Committee must have at least three (3) years of professional experience in Public Management, or three (3) years in the private sector, in the Company's area of activity or in a related area.

CHAPTER X

COMPLIANCE AND RISK MANAGEMENT AREA

ARTICLE 34 – The Company shall have a Compliance and Risk Management Area connected to the CEO and headed by the statutory officer appointed by the board of directors, and this Area may count on the operational support from the internal audit and keep direct communication with the fiscal committee, with the statutory audit committee, and the board of directors, when there is suspicion of involvement with wrongdoing by the executive board members.

ARTICLE 35 – In addition to complying with the applicable provisions of Federal Law 13,303/2016, the area shall be responsible for the following:

     I.       to establish policies to encourage the compliance with laws, rules and regulations, as well as to prevent, detect and treat risks of irregular, illicit and unethical conducts by the Company’s members, and to do so, adopt efficient structures and practices of internal controls and management of strategic, equity, operational, financial, socio-environmental and reputational risks, among others;

   II.       to promote the importance of compliance, risk management and internal control;

  III.       to identify and classify, together with the several areas of the company, the main risks to which the Company is subject, coordinating these activities;

  IV.       to prepare, together with the other areas of the company, and to monitor the action plans to mitigate the identified risks;

    V.       to adopt, together with the several areas of the company, procedures of internal control to prevent or detect the inherent or potential risks to timing, reliability and accuracy of the Company’s information;

  VI.       to prepare the integrity program, submitting to the approval of the joint executive board, audit committee and board of directors, observing the guidelines established in State Decree 62,349, of December 26, 2016;

 VII.       to prepare periodic reports on its activities, submitting them to the joint executive board, the board of directors, the fiscal committee and the audit committee.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone (11) 3388 -8000 www.sabesp.com.br

CHAPTER XI

INTERNAL AUDIT

ARTICLE 36 – The Company shall have an Internal Audit, connected to the board of directors through the audit committee and functionally to the CEO, governed by the applicable laws and regulations.

Sole Paragraph – The area will be responsible for evaluating:

            I.       the adequacy of internal controls;

           II.       the effectiveness of the risk management and of the governance processes; and

          III.       the reliability of the process of collecting, measuring, classifying, accumulating, recording and disclosing events and transactions, to prepare financial statements;

          IV.       the proper application of the principle of segregation of duties, to avoid the occurrence of conflicts of interest and fraud.

ARTICLE 37 – The guidelines of the internal audit’s process and duties shall be defined in the Institutional Policy of Internal Audit, analyzed by the joint executive board and approved by the audit committee and the board of directors.

ARTICLE 38 – The audit committee shall be responsible for recommending the choice, by the board of directors, of the person responsible for the Internal Audit appointed by the joint executive board, propose their dismissal and supervise the execution of the respective activities.

ARTICLE 39 – The audit committee may provide operating support to the Compliance and Risk Management Area in situations where the members of the executive board are suspected of being involved in irregularities or they do not meet the obligation to adopt the necessary measures in relation to the situation reported to them.

CHAPTER XII

COMMON RULES TO STATUTORY BODIES

Investiture, Impediments and Prohibitions

ARTICLE 40 – For the purposes of this chapter, the board of directors, the executive board, the fiscal committee, the audit committee, and the Eligibility and Advisory Committee are considered “statutory bodies”.

ARTICLE 41 – The members of statutory bodies must prove their compliance with the legal requirements, submitting their curriculum and the relevant documents, as set forth in the current regulations.

Sole Paragraph – The requirements of the policy of appointment of the controlling shareholder shall be observed by the members appointed by it.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone (11) 3388 -8000 www.sabesp.com.br

ARTICLE 42 – The members of the board of directors, of the executive board and of the fiscal committee will be invested in their positions upon the execution of the instrument of investiture drawn up in the respective book of minutes, in compliance with the applicable legal requirements.

Paragraph 1 – The instrument of investiture of the Members of the Board of Directors, executive officers, sitting and alternate members of the fiscal committee, must express its subordination to the arbitration clause of the Novo Mercado’s rules, referred on article 52.

Paragraph 2 – The instrument of investiture shall be signed in within thirty (30) days following the election, under penalty of its inefficiency, except for a justification accepted by the body for which the member has been elected, and shall contain the indication of at least one domicile to receive notifications and summons of administrative and judicial procedures, related to acts of his management, and the change of the domicile indicated is allowed only by means of a written communication.

Paragraph 3 – The investiture will be subject to the presentation of the declaration of assets and values, as provided for in the state legislation, which shall be annually updated and at the end of the term of office.

ARTICLE 43 – The members of the statutory bodies may convene employees to attend meetings and provide clarification or information on the matters to be resolved on. The requests must be addressed to the Company's CEO and/or the respective Officer, and the call notice must include the date, time and matters of the agenda.

ARTICLE 44 – The change in the composition of statutory bodies will be immediately notified to CODEC.

ARTICLE 45 – Except in the assumption of resignation or dismissal, the term of office of the members of the statutory bodies is considered automatically postponed, until the investiture of the respective alternate members.

Compensation and Licenses

ARTICLE 46 – The compensation of the members of the statutory bodies shall be established by the Shareholders’ General Meeting and there shall not be accumulation of earnings or any advantages due to the replacements occurring by virtue of vacancy, temporary absences or impediments, or due to the accumulation of positions in councils and committees, and the member of the board of directors can choose one of the compensations.

Sole Paragraph – It is allowed to the Officer, who on the date of the investiture belongs to the Company’s staff, to opt for the respective salary.

ARTICLE 47 – The Officers may request to the board of directors removal by unpaid leave, as long as for a term not longer than three (3) months, which shall be recorded in the minutes.

CHAPTER XIII

FISCAL YEAR AND FINANCIAL STATEMENTS PROFITS, RESERVES AND DIVIDEND DISTRIBUTION

ARTICLE 48 – The fiscal year shall match the calendar year, and after the closing of the fiscal year, the executive board shall require the preparation of the financial statements, pursuant to the law.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone (11) 3388 -8000 www.sabesp.com.br

ARTICLE 49 – Common shares shall be entitled to the minimum mandatory dividends of twenty-five percent (25%) of the fiscal year’s net income, after the deductions established or authorized by law.

Paragraph 1 – Dividends may be paid by the Company as interest on equity.

Paragraph 2 – The Company may draw interim balance sheets, quarterly, for purposes of payment of dividends or payment of interest on equity.

Paragraph 3 – The approved dividends shall not accrue interest and those that are not claimed within three (3) years as of the date of the Shareholders’ General Meeting that approved them, shall lapse in favor of the Company.

Paragraph 4 – The board of directors may propose to the Shareholders’ General Meeting that the remaining balance of the income for the year, after the deduction of the legal reserve and of the minimum mandatory dividend, is destined to the creation of an investment reserve, which will comply with the following principles:

             I.      its balance, jointly with the balance of the other profit reserves, except the reserves for contingencies and of unrealized profits, may not exceed the capital stock; and

            II.      the reserve has as purpose to ensure the investment plan and its balance may be used:

a)  in the absorption of losses, whenever necessary;

b)  in the payment of dividends, at any moment;

c)  in the operations of redemption, reimbursement or purchase of shares, authorized by law; and

d)  in the incorporation to the capital stock.

CHAPTER XIV

WINDING UP

ARTICLE 50 – The company shall enter into liquidation in the cases provided for by law, and the Shareholders’ General Meeting shall be responsible, as the case may be, for determining the means of liquidation and appointing the liquidator, fixing his/her remuneration.

CHAPTER XV

DEFENSE MECHANISM

ARTICLE 51 - The company shall ensure the members of its statutory bodies, through an external legal professional to be hired, the technical defense in legal and administrative lawsuits proposed during or after their respective terms of office, for acts related to the performance of their duties.

Paragraph 1 – The same protection is extended to the Company’s employees, representatives and proxies who have acted to the extent of the powers conferred upon them.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone (11) 3388 -8000 www.sabesp.com.br

Paragraph 2 – Upon authorization of the joint executive board, provided that it does not imply a conflict of interest, the legal counsel of the professional staff of the Company is ensured for the preliminary procedures.

Paragraph 3 – The Company may, at its criteria, keep a permanent contract or a pre-qualification with one or more preeminent reputed law firms, or have preapproved law firms, with the purpose of being ready to undertake, at any time, the technical defense of the agents encompassed by this article.

Paragraph 4 – If, by any reason, no preapproved or hired law firm has been hired by the company, the agent may hire a legal counsel he trusts and have the legal fees or any other expenses incurrent in his technical defense paid to him in advance or reimbursed by the Company, after presenting evidence that such expenses have been or will be incurred, provided that the amounts involved have been approved by the board of directors as to their reasonableness.

Paragraph 5 – If the Company does not approve, in due time, the professional appointed to take over the defense, the interested party may contract it on its own account, being entitled to reimbursement of the respective legal fees established, within the limits approved by the board of directors as to their reasonableness.

Paragraph 6 – The Company shall ensure the technical defense as well as access in real time to all required documentation for this effect. It shall also bear all legal costs, charges of any nature, and court deposits.

Paragraph 7 - Agents found guilty or held liable, with a final and unappealable decision, shall be obliged to reimburse the Company for the amounts effectively disbursed, except when it is evidenced that they acted in good faith and in pursue of corporate interest.

Paragraph 8 – The Company may contract insurance on behalf of the members of its statutory bodies, as well as of its employees, representatives and proxies, for covering liabilities arising from the performance of their duties.

CHAPTER XVI

ARBITRATION

ARTICLE 52 – The Company, its shareholders, managers and the sitting and alternate members of the fiscal committee undertake to submit to arbitration, before the Market Arbitration Chamber through its regulation, any controversy that may arise between them, related to or caused by its condition as an issuer, shareholder, manager and member of the fiscal committee particularly, the ones the application, validity, effectiveness, interpretation, violation and its effects, of the provisions set forth in the Brazilian Corporation Law, these Bylaws, in the rules issued by the Conselho Monetário Nacional (National Monetary Council), by the Central Bank of Brazil, and by the Comissão de Valores Mobiliários (“CVM”), as well as in the other rules applicable to the operation of the capital market in general, besides those provided for in the Novo Mercado Rules, in other of B3 rules, and in the Novo Mercado Listing Agreement.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone (11) 3388 -8000 www.sabesp.com.br

CHAPTER XVII

CHANGE OF CONTROL AND CANCELLATION OF THE PUBLICLY-HELD COMPANY REGISTRATION

ARTICLE 53 – The direct or indirect disposition of the control of the Company, either through a single transaction or through a number of successive transactions, shall be contracted on the condition that the new controlling shareholder undertakes to make a public offer for the acquisition of the shares, having as object the shares issued by the company held by the other shareholders, subject to the terms and conditions provided for by the legislation and in the Novo Mercado Rules, so as to ensure them equal treatment as compared to the grantor.

CAPÍTULO XVIII

DELISTING FROM THE NOVO MERCADO

ARTICLE 54 - The Company’s delisting from the Novo Mercado shall be resolved in compliance with the Novo Mercado Rules, allowing the dismissal of the public offer for the acquisition of shares held by other shareholders, observing the procedures provided for in the referred Rules.

CHAPTER XIX

MISCELLANEOUS

ARTICLE 55 – The Company shall have an institutional channel, which may be external to the Company, to receive complaints on corruption, fraud, illegal acts and irregularities that damage the Company’s equity and reputation, including violations of the Code of Conduct and Integrity.

Paragraph 1 – The Company’s managers shall disclose and encourage the use of the institutional whistleblower channel, that will ensure the anonymity of the complainant for undetermined period and the confidentiality of the investigation procedure and verification of responsibilities.

Paragraph 2 – Under the supervision of the Board of Directors, the state company shall establish a mechanism for a previous consultation to solve doubts on the application of the Code of Conduct and Integrity and define approaches to concrete cases.

ARTICLE 56 – Until April 30 of each year, the Company will publish its table of jobs and functions, filled and vacant, related to the previous year, in compliance with the provisions in Paragraph 5, of Article 115, of the Constitution of the State of São Paulo.

ARTICLE 57 – The Company may sponsor private pension plans, under the defined contribution scheme, to employees, being it incumbent upon the board of directors to resolve on the conditions set forth in the respective regulations, as well as on the percentage of contribution of the sponsor, regular and extraordinary, pursuant to the governing laws.

Sole Paragraph – The Company may remain as sponsor of the private pension plan under the defined benefit scheme, which is under extinguishment phase, forbidding the entry of new participants, as well as the increase of respective benefits.

ARTICLE 58 – In view of the provisions in Article 101 of the São Paulo State Constitution, regulated by State Decree 56,677 of January 19, 2011, the engagement of attorney liable for heading the Company's legal services shall be subject to the approval of the person appointed by the State Attorney General, observing objective qualification, expertise and professional experience criteria.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone (11) 3388 -8000 www.sabesp.com.br

ARTICLE 59 – The Company shall allow the direct dialogue of its attorneys with the State Attorney General or another State Attorney appointed thereby, aiming at ensuring a continued and coordinated performance, observing the limits set forth in Article 101 of the State Constitution, in compliance with the duties and prerogatives inherent to his professional activity

ARTICLE 60 – The appointment of persons that meet the ineligibility criteria established by the federal legislation is forbidden.

Paragraph 1 – The prohibition in the head of this article is extended to appointments to commissions and designations for positions of trust.

Paragraph 2 – The Company will comply with Article 111-A of the Constitution of the State of São Paulo and the rules in State Decrees 57,970, of April 12, 2012, and 58,076, of May 25, 2012, as well as any future amendments.

ARTICLE 61 – The admission of employees by the Company is subject to the submission of a statement of the assets and amounts that make up their personal wealth, which must be annually updated, as well as at the time of their termination.

Sole Paragraph – The Company shall observe the rules set forth in Article 13, Federal Law 8,429, of June 2, 1992, and its subsequent amendments, and in State Decree 41,865, of June 16, 1997, and its subsequent amendments, as well as any amendments that may be issued.

ARTICLE 62– The Company will comply with Binding Precedent 13 of the Federal Supreme Court and State Decree 54,376, of May 26, 2009, as well as any future amendments that may be issued.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: December 5, 2019

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.